October 26, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Master Fund, LLC
(File No. 811-22972)

Ladies and Gentlemen:

We are filing today via EDGAR Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the requirements of the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Master Fund, LLC, a Delaware limited liability company.

Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7326. Thank you for your attention in this matter.

Very truly yours,

/s/ Nathan D. Somogie

Nathan Somogie

cc:	Mark J. Duggan, AMG Funds LLC
Gregory C. Davis